Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Fixed Charges and Preferred Dividends:

Total interest expense	$14,964	$18,663	$38,136	$46,462	$97,193	$149,540
Estimated interest in rent (1/3 rent)	2,204	2,661	2,305	2,323	1,660	1,625
Preferred dividends	—	—	—	5,383	—	—

Combined fixed charges and preferred dividends	17,168	21,324	40,441	54,168	98,853	151,165
Less interest on deposits	10,332	14,950	33,309	37,824	72,852	121,245

Combined fixed charges and preferred dividends excluding interest on deposits	$6,836	$6,374	$7,132	$16,344	$26,001	$29,920

Earnings:

Pre-tax income from continuing operations	$139,158	$118,468	$56,949	$36,909	$37,806	$47,773
Fixed charges and preferred dividends	17,168	21,324	40,441	54,168	98,853	151,165

Total earnings	156,326	139,792	97,390	91,077	136,659	198,938
Less interest on deposits	10,332	14,950	33,309	37,824	72,852	121,245

Total earnings excluding interest on deposits	$145,994	$124,842	$64,081	$53,253	$63,807	$77,693

Ratio of earnings to fixed charges and preferred share dividends, including interest on deposits	9.11	6.56	2.41	1.68	1.38	1.32
Ratio of earnings to fixed charges and preferred share dividends, exluding interest on deposits	21.36	19.59	8.98	3.26	2.45	2.60